                                                                                                                                                                                                                                                                                                               Exhibit 34.1

PricewaterhouseCoopers

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit, MI 48226-2263
Telephone (313) 394-6000
Facsimile (313) 394-6555

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Stockholder
of Ford Motor Credit Company:

We have examined Ford Motor Credit Company’s (the "Company") compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for asset-backed securities transactions involving automotive dealer floorplan finance receivables completed on or after January 1, 2006 for which Ford Credit acted as servicer (the Platform) described in the accompanying management's Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria, as of December 31, 2006 and for the year then ended, excluding criteria 1122(d)1(iii)-(iv), 1122(d)2(iii), 1122(d)3(i)(D), 1122(d)3(iii), and 1122(d)4(x)-(xiii) and the portions of servicing criteria covered by a separate assessment and identified in Appendix A of management's assertion, which the Company has determined are not applicable to the servicing activities performed by them with respect to the platform. Management's assertion identifies the individual asset-backed transactions and securities defined by management as constituting the Platform. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of selected asset-backed transactions and securities that comprise the Platform, testing of selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the applicable servicing criteria. Our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to detect noncompliance arising from errors that may have occurred prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

Our examination disclosed the following material noncompliance with the servicing criteria set forth in Item 1122(d)(3)(ii) of Regulation AB applicable to the Company during year ended December 31, 2006. The Company made an inaccurate distribution to certain note holders, as described further in Appendix B to management's assertion.

In our opinion, except for the material noncompliance referenced in the preceding paragraph, Ford Motor Credit Company complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2006 for the asset-backed securities transactions involving automotive dealer floorplan finance receivables completed on or after January 1, 2006 for which Ford Credit acted as servicer, in all material respects.

/s/ PricewaterhouseCoopers LLP

March 22, 2007